FUNDED DEBT OUTSTANDING AS AT 31st MARCH 22

CROSS REFERENCE SHEET

Information Relating to New Brunswick Funded Debt

Exhibit 99.9– Province of New Brunswick, Canada Excerpt of Volume 2 Supplementary Information Public Accounts for the fiscal year ended 31 March 2022

Funded Debt Outstanding as at 31st March 2022

Pages 36-41
Exhibit 99.9 (unaudited)

FUNDED DEBT OUTSTANDING / DETTE CONSOLIDÉE IMPAYÉE
as at 31 March 2022 / au 31 mars 2022

Date of Maturity / Date d'échéance		Interest Rate % / Taux d'intérêt %	Sinking Fund Instalment Rate % / Taux de versement au fonds d'amortissement %	Series / Série	Thousands / Milliers: Currency Amount / Valeur des titres en devises	Thousands / Milliers: Outstanding Amount (CAN $) / Valeur des titres en circulation (Can $)	Date Issued / Date d'émission	Reference / Renvoi
Repayable in United States Dollars: / Remboursable en dollars américains :								
1 May / 1er mai	2022	8.75	1	EI	$ 200,000.0	$ 222,760.0	May / mai 1992	2, 8
12 Dec / 12 déc	2022	2.50	1	HY	500,000.0	634,000.0	Dec / déc 2017	2, 23
24 Feb / 24 fév	2028	3.625	1	HW	500,000.0	641,000.0	May / mai 2018	2, 25
					1,200,000.0	1,497,760.0		
Repayable in Swiss Francs: / Remboursable en francs suisses :								
19 Jan / 19 janv	2029	0.26	1	HV	300,000.0	394,100.0	Jan / janv 2017 - Dec / déc 2018	2, 21
7 Nov / 7 nov	2031	0.21	1	HU	400,000.0	548,000.0	Nov / nov 2016	2, 20
6 Dec / 6 déc	2032	0.135	1	IE	100,000.0	133,600.5	Dec / déc 2019	2, 29
6 Dec / 6 déc	2039	0.26	1	ID	125,000.0	167,000.6	Dec / déc 2019	2, 30
					925,000.0	1,242,701.1		
Repayable in Euro: / Remboursable en euro :								
06 Mar / 06 mars	2048	1.80	1	IB	105,000.0	157,500.0	Mar / mars 2019	2, 28
					105,000.0	157,500.0		

Repayable in Canadian Dollars: / Remboursable en dollars canadiens:

Date of Maturity / Date d'échéance		Interest Rate % / Taux d'intérêt %	Sinking Fund Instalment Rate % / Taux de versement au fonds d'amortissement %	Series / Série	Thousands / Milliers: Currency Amount / Valeur des titres en devises	Thousands / Milliers: Outstanding Amount (CAN $) / Valeur des titres en circulation (Can $)	Date Issued / Date d'émission	Reference / Renvoi
1 Apr / 1er avril	2022 - 1 Mar / 1er mars 2023	5.79-6.51	1	CP		73,185.0	2002-2003	1
4 May / 4 mai	2022	1.55	1	HQ		900,000.0	Feb / fév, April / avril, Nov / nov 2015, April / avril 2016	2, 18
5 Apr / 5 avril	2023 - 1 Mar /1er mars 2024	5.37-6.06	1	CP		71,205.0	2003-2004	1
2 June / 2 juin	2023	2.85	1	HI		1,000,000.0	Nov / nov 2012, Jan / janv 2013 Mar / mars 2013,	2, 15
13 Dec / 13 déc	2023	2.695	1	IA		250,000.0	Dec / déc 2018	2
31 Mar / 31 mars	2024	4.67	1	GP		100,000.0	Mar / mars 2006	2
2 Apr / 2 avril	2024 - 10 Jan / 10 janv 2025	5.16-5.83	1	CP		67,087.0	2004-2005	1
3 June / 3 juin	2024	3.65	1	HN		850,000.0	Dec / déc 2013, May / mai 2014, July / juillet 2015	2, 17
10 Apr / 10 avril	2025 - 10 May / 10 mai 2025	4.97-5.10	1	CP		19,188.0	2005	1
25 July / 25 juillet	2025	3.47	1	HM		200,000.0	June / juin 2013	2
14 Aug / 14 août	2025	1.800	1	IF		800,000.0	Feb / féb, Nov / nov 2020	2,32

FUNDED DEBT OUTSTANDING - Continued / DETTE CONSOLIDÉE IMPAYÉE - Suite
as at 31 March 2022 / au 31 mars 2022

Thousands / Milliers

Date of Maturity / Date d'échéance		Interest Rate % / Taux d'intérêt %	Sinking Fund Instalment Rate % / Taux de versement au fonds d'amortissement %	Series / Série	Currency Amount / Valeur des titres en devises	Outstanding Amount (CAN $) / Valeur des titres en circulation (Can $)	Date Issued / Date d'émission	Reference / Renvoi
14 Aug / 14 août	2026	2.60	1	HS		$ 1,000,000.0	Apr / avril 2016 / Mar / mars 2017, May / mai 2021	2, 19
14 Aug / 14 août	2027	2.35	1	HX		1,000,000.0	June / juin, Oct / oct 2017, Mar / mars 2018	2, 24
14 Aug / 14 août	2028	3.10	1	HZ		1,000,000.0	Apr / avril 2018, Mar / mars 2019, April / avril 2020	2, 27
27 Dec / 27 déc	2028	5.65	1	FT		500,000.0	July / juillet 98, Feb / fév 99	2, 3
10 May / 10 mai	2029	1.915	1	CP		86,575.0	May / mai 2021	6
15 Dec / 15 déc	2029	6.29	1	FV		50,000.0	Dec / déc 1999	4
14 Aug / 14 août	2031	2.55	1	II		300,000.0	Mar / mars 2022	2, 13
27 Jan / 27 janv	2034	5.50	1	GJ		550,000.0	Jan / janv, Nov / nov 2004	2, 5
19 Mar / 19 mars	2034	5.15	1	GZ		50,000.0	Mar / mars 2009	2
26 Sept / 26 sept	2034	5.00	1	GW		150,000.0	Sept / sept 2008	2
10 July / 10 juillet	2035	4.73	1	CP		50,302.0	2005, 2006-2007	6
26 Sept / 26 sept	2035	4.65	1	GO		650,000.0	Sept / sept 2005, Jan / janv 2007	2, 7
26 Mar / 26 mars	2037	4.55	1	GS		900,000.0	Mar / mars, June / juin, Sept / sept 2007	2, 9
26 Mar / 26 mars	2037	4.63	1	CP		7,856.0	April / avril 2007	6
12 Nov / 12 nov	2037 - 01 Dec / 1er déc 2038	3.94-3.96	1	CP		79,432.0	March / mars 2014	6
2 June / 2 juin	2039 - 1 Mar / 1er mars 2040	4.76-5.13	1	CP		64,307.0	2009-2010	6
26 Sept / 26 sept	2039	4.80	1	GT		1,200,000.0	Nov / nov 2007, May / mai 2008, April / avril 2009, Mar / mars 2010	2, 10
5 Apr / 5 avril	2040 - 3 Dec / 3 déc 2040	4.51-4.96	1	CP		40,360.0	2010	6
3 June / 3 juin	2041	4.80	1	HB		1,175,000.0	2010, 2011, 2012, 2014	2, 12
10 July / 10 juillet	2041	4.40	1	CP		58,458.0	July / juillet 2011	6
10 July / 10 juillet	2042	3.53	1	CP		41,673.0	July / juillet 2012	6
3 June / 3 juin	2043	3.55	1	HH		1,200,000.0	June / juin 2012, May / mai 2013, Oct / oct 2013, Jan / janv 2014	2, 11
14 Aug / 14 août	2045	3.80	1	HO		1,250,000.0	June / juin, Dec / déc 2014, July / juillet, Dec / déc 2015	2, 16
14 Aug / 14 août	2048	3.10	1	HT		1,150,000.0	July / juillet 2016, Apr / avril, Nov. / nov 2017, June / juin 2018	2, 22
14 Aug / 14 août	2050	3.05	1	IC		1,500,000.0	May / mai, June / Juin 2019, April / avril, Aug / aout 2020, Jan / janv 2020	2, 31
14 Aug / 14 août	2052	2.9	1	IH		300,000.0	Nov. / nov 2021	2
3 June / 3 juin	2055	3.55	1	HG		315,000.0	Jan / janv, Dec / déc 2012	2, 14
16 Oct / 16 oct	2057	2.34	1	IG		150,000.0	June / juin 2020	2
3 June / 3 juin	2065	3.55	1	HK		585,000.0	Mar / mars 2013, Jan / janv, May / mai Oct / oct 2019	2, 28

19,734,628.0

$ 22,632,589.1

FUNDED DEBT OUTSTANDING - Continued
AS AT 31 MARCH 2022

Redemptions -

(1) Issued to Canada Pension Plan Investment Fund, not negotiable, transferable or assignable. Twenty year bonds redeemable in whole, or in part prior to maturity on not less than 30 days' notice.

(2) Non-callable.

(3) The Province issued $250 million in July 1998 and an additional $250 million in February 1999 of its Series FT debentures.

(4) Puttable at par on 15 December 2007 at the option of the note holder with 10 calendar days' notice. The interest rate is 5.75% to 15 December 2007. After this date, until maturity, the interest rate is 6.29%.

(5) The Province issued $300 million in January 2004 and $250 million in November 2004 of its Series GJ debentures.

(6) Issued to the Canada Pension Plan Investment Board, non-negotiable or transferable. Assignable only to a wholly-owned subsidiary of the CPP Investment Board. Thirty year or less bonds redeemable in whole or in part prior to maturity on not less than six days' notice.

(7) The Province issued $250 million in September 2005 and $400 million in January 2007 of its Series GO debentures.

(8) Canadian $97,800.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province's debt of U.S. $100 million of Series EI due 1 May 2022. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(9) The Province issued $300 million in March 2007, $300 million in June 2007 and $300 million in September 2007 of its Series GS debentures.

(10) The Province issued $300 million in November 2007, $300 million in May 2008, $300 million in April 2009 and $300 million in March 2010 of its Series GT debentures.

(11) The Province issued $300 million in June 2012, $300 million in May 2013, $300 million in October 2013 and $300 million January 2014 of its Series HH debentures.

DETTE CONSOLIDÉE IMPAYÉE - Suite
AU 31 MARS 2022

Remboursements -

(1) Titres émis au fonds de placement du Régime de pensions du Canada qui sont non négociables, non transférables et incessibles. Obligations à échéance de vingt ans qui sont remboursables en totalité ou en partie avant leur échéance sur préavis d'au moins 30 jours.

(2) Non remboursable par anticipation.

(3) La province a émis 250 millions de dollars en juillet 1998 et un montant additionnel de 250 millions de dollars en février 1999, de ses débentures de la série FT.

(4) Encaissables par anticipation à la valeur nominale le 15 décembre 2007 au gré du porteur, sur préavis de 10 jours civils. Le taux d'intérêt est de 5,75 % jusqu'au 15 décembre 2007. Après cette date et jusqu'à maturité, le taux d'intérêt est de 6,29 %.

(5) La province a émis 300 millions de dollars en janvier 2004 et 250 millions de dollars en novembre 2004, de ses débentures de la série GJ.

(6) Titres émis à l'Office d'investissement du Régime de pensions du Canada qui sont non négociables et non transférables. Seulement cessible à une filiale en propriété exclusive de l'Office d'investissement du RPC. Obligations à échéance de 30 ans ou moins qui sont remboursables en totalité ou en partie avant l'échéance sur préavis d'au moins six jours.

(7) La province a émis 250 millions de dollars en septembre 2005 et 400 millions de dollars en janvier 2007, de ses débentures de la série GO.

(8) Le montant de 97 800,0 $ CA, exigible le 1er mai 2022, représente la somme à rembourser à l'échéance de la dette série EI de 100 millions de dollars US contractée par la province dans le cadre d'une entente de taux d'intérêt variable et de taux de change. Les intérêts semestriels sont calculés en dollars canadiens à un taux fixe.

(9) La province a émis 300 millions de dollars en mars 2007, 300 millions de dollars en juin 2007 et 300 millions de dollars en septembre 2007, de ses débentures de la série GS.

(10) La province a émis 300 millions de dollars en novembre 2007, 300 millions de dollars en mai 2008, 300 millions de dollars en avril 2009 et 300 millions de dollars en mars 2010, de ses débentures de la série GT.

(11) La province a émis 300 millions de dollars en juin 2012, 300 millions de dollars en mai 2013, 300 millions de dollars en octobre 2013 et 300 millions de dollars en janvier 2014, de ses débentures de la série HH.

FUNDED DEBT OUTSTANDING - Continued
AS AT 31 MARCH 2022

(12) The Province issued $600 million in April 2010, $300 million in February 2011, $100 million in February 2012 and $175 million December 2014 of its Series HB debentures.

(13) The Province issued $300 million in March 2022 of its Series II debentures.

(14) The Province issued $165 million in January 2012 and $150 million in December 2012 of its Series HG debentures.

(15) The Province issued $400 in November 2012, $300 million in January 2013 and $300 million in March 2013 of its Series HI debentures.

(16) The Province issued $300 million in June 2014, $300 million in December 2014, $400 million in July 2015 and $250 million in December 2015 of its Series HO.

(17) The Province issued $400 million in December 2013, $300 million in May 2014 and $150 million in July 2015 of its Series HN.

(18) The Province issued $100 million in February 2015, $100 million in April 2015, $400 million in November 2015 and $300 million in April 2016 of its Series HQ debentures.

(19) The Province issued $300 million in April 2016, $300 million in March 2017 and $400 million in May 2021 of its Series HS debentures.

(20) Canadian $548,000.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province's debt of Suisse Francs 400 million of Series HU 0.21% due 7 November 2031. Interest is payable annually in Canadian Dollars at a fixed rate.

(21) Canadian $394,100.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province's debt of Suisse Francs 300 million of Series HV 0.26% due 19 January 2029. Interest is payable annually in Canadian Dollars at a fixed rate.

DETTE CONSOLIDÉE IMPAYÉE – Suite
AU 31 MARS 2022

(12) La province a émis 600 millions de dollars en avril 2010, 300 millions de dollars en février 2011, 100 millions de dollars en février 2012 et 175 millions de dollars en décembre 2014, de ses débentures de la série HB.

(13) La province a émis 300 millions de dollars en mars 2022, de ses débentures de la série II.

(14) La province a émis 165 millions de dollars en janvier 2012 et 150 millions de dollars en décembre 2012, de ses débentures de la série HG.

(15) La province a émis 400 millions de dollars en novembre 2012, 300 millions de dollars en janvier 2013 et 300 millions de dollars en mars 2013, de ses débentures de la série HI.

(16) La province a émis 300 millions de dollars en juin 2014, 300 millions de dollars en décembre 2014, 400 millions de dollars en juillet 2015 et 250 millions de dollars en décembre 2015, de ses débentures de la série HO.

(17) La province a émis 400 millions de dollars en décembre 2013, 300 millions de dollars en mai 2014 et 150 millions de dollars en juillet 2015, de ses débentures de la série HN.

(18) La province a émis 100 millions de dollars en février 2015, 100 millions de dollars en avril 2015, 400 millions de dollars en novembre 2015 et 300 millions de dollars en avril 2016, de ses débentures de la série HQ.

(19) La province a émis 300 millions de dollars en avril 2016, 300 millions de dollars en mars 2017 et 400 millions de dollars en mai 2021, de ses débentures de la série HS.

(20) Le montant de 548 000,0 $ CA représente la somme à rembourser en vertu d'une entente de taux d'intérêt et de taux de change avec une contrepartie liée au remboursement de la dette de la série HU de 400 millions de francs suisses contractée par la province à un taux de 0,21 %, exigible le 7 novembre 2031. Les intérêts à un taux fixe sont calculés annuellement en dollars canadiens.

(21) Le montant de 394 100,0 $ canadien représente la somme à rembourser en vertu d'une entente de taux d'intérêt et de taux de change avec une contrepartie pour le remboursement de la dette de la Province de 300 millions de francs suisses de la série HV à un taux de 0,26 %, exigible le 19 janvier 2029. Les intérêts sont payables annuellement en dollars canadiens à un taux fixe.

FUNDED DEBT OUTSTANDING - Continued
AS AT 31 MARCH 2022

(22) The Province issued $250 million in July 2016, $300 million in April 2017, $300 million in November 2017 and $300 million in June 2018 of its Series' HT debentures.

(23) Canadian $634,000.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province's debt of U.S. $500 million of Series HY due 12 December 2022. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(24) The Province issued $300 million in June 2017, $400 million in October 2017 and $300 million in March 2018 of its Series HX debentures.

(25) Canadian $641,000.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province's debt of U.S. $500 million of Series HW due 24 February 2028. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(26) The Province issued $225 million in March 2013, $60 million in January 2019, $200 million in May 2019 and an additional $100 million in October 2019 of its Series HK debentures.

(27) The Province issued $300 million in April 2018, $300 million in March 2019, $200 million in April 2020 and an additional $200 million in April 2020 of its Series HZ debentures.

(28) Canadian $157,500.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province's debt of Euro 105 million of Series IB 1.8% due 6 March 2048. Interest is payable annually in Canadian Dollars at a fixed rate.

(29) Canadian $133,600.5 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province's debt of Suisse Francs 100 million of Series IE 0.135% due 6 December 2032. Interest is payable annually in Canadian Dollars at a fixed rate.

DETTE CONSOLIDÉE IMPAYÉE – Suite
AU 31 MARS 2022

(22) La province a émis 250 millions de dollars en juillet 2016, 300 millions de dollars en avril 2017, 300 millions de dollars en novembre 2017 et 300 millions de dollars en juin 2018, de ses débentures de la série HT.

(23) Le montant de 634 000,0 $ CA représente la somme à rembourser selon une entente de taux d'intérêt et de taux de change avec une contrepartie liée au remboursement de la dette de la série HY de 500 millions de dollars US contractée par la province, exigible le 12 décembre 2022. Les intérêts à un taux fixe sont calculés semestriellement en dollars canadiens.

(24) La province a émis 300 millions de dollars en juin 2017, 400 millions de dollars en octobre 2017 et 300 millions de dollars en mars 2018, de ses débentures de la série HX.

(25) Le montant de 641 000,0 $ CA représente la somme à rembourser en vertu d'une entente de taux d'intérêt et de taux de change avec une contrepartie pour le remboursement de la dette de la Province de 500 millions de dollars américain de la série HW, exigible le 24 février 2028. Les intérêts sont payables semestriellement en dollars canadiens à un taux fixe.

(26) La province a émis 225 millions de dollars en mars 2013, 60 millions de dollars en janvier 2019, 200 millions de dollars en mai 2019 et 100 millions de dollars en octobre 2019, de ses débentures de la série HK.

(27) La province a émis 300 millions de dollars en avril 2018, 300 millions de dollars en mars 2019, 200 millions de dollars en avril 2020, et un montant additionnel de 200 millions de dollars en avril 2020, de ses débentures de la série HZ.

(28) Le montant de 157 500,0 $ canadien représente la somme à rembourser en vertu d'une entente de taux d'intérêt et de taux de change avec une contrepartie pour le remboursement de la dette de la Province de 105 millions d'euros à un taux de 1,8 % de la série IB, exigible le 6 mars 2048. Les intérêts sont payables annuellement en dollars canadiens à un taux fixe.

(29) Le montant de 133 600,5 $ canadien représente la somme à rembourser en vertu d'une entente de taux d'intérêt et de taux de change avec une contrepartie pour le remboursement de la dette de la Province de 100 millions de francs suisses à un taux de 0,135 % de la série IE, exigible le 6 décembre 2032. Les intérêts sont payables annuellement en dollars canadiens à un taux fixe.

FUNDED DEBT OUTSTANDING - Continued
AS AT 31 MARCH 2022

(30) Canadian $167,000.6 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province's debt of Suisse Francs 125 million of Series ID 0.26% due 6 December 2039. Interest is payable annually in Canadian Dollars at a fixed rate.

(31) The Province issued $300 million in May 2019, $300 million in June 2019, $300 million in January 2020, $300 million in April 2020 and an additional $300 million in August 2020 of its Series IC debentures.

(32) The Province issued $400 million in February 2020 and another $400 million in November 2020 of its Series IF debentures.

DETTE CONSOLIDÉE IMPAYÉE – Suite
AU 31 MARS 2022

(30) Le montant de $167 000,6 canadien représente la somme à rembourser en vertu d'une entente de taux d'intérêt et de taux de change avec une contrepartie pour le remboursement de la dette de la Province de 125 millions de francs suisses à un taux de 0,26 % de la série ID, exigible le 6 décembre 2039. Les intérêts sont payables annuellement en dollars canadiens à un taux fixe.

(31) La province a émis 300 millions de dollars en mai 2019, 300 millions de dollars en juin 2019, 300 millions de dollars en janvier 2020, 300 millions de dollars en avril 2020, et un montant additionnel de 300 millions de dollars en août 2020, de ses débentures de la série IC.

(32) La province a émis 400 millions de dollars en février 2020, et un montant additionnel de 400 millions de dollars en novembre 2020, de ses débentures de la série IF.